# APPENDIX B:
# HISTORICAL FINANCIAL STATEMENTS
## (UNAUDITED)

# Avalon Lounge & Game Cafe
# Balance Sheet - unaudited
# For the period ended 1/31/20

|  | Current Period |
|---|---|
|  | **31-Jan-20** |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ - |
| **Total Current Assets** | - |
| | |
| **Fixed Assets:** | |
| Land | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Trademarks | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ - |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| **Total Current Liabilities** | - |
| | |
| **Long-Term Liabilities:** | |
| Notes Payable | - |
| Mortgage Payable | - |
| Less: Current portion of Long-term debt | - |
| **Total Long-Term Liabilities** | - |
| | |
| **EQUITY** | |
| Capital Stock/Partner's Equity | - |
| **Total Equity** | - |
| | |
| **TOTAL LIABILITIES & EQUITY** | $ - |
| | |
| <span style="color:red">Balance Sheet Check</span> | - |

I, <u>Melissa Lewis-Gentry</u>, certify that:

1. The financial statements of Avalon Lounge and Game Cafe included in this Form are true and complete in all material respects; and
2. The tax return information of Avalon Lounge and Game Cafe has not been included in this Form as Avalon Lounge and Game Cafe was formed on 05/08/2019 and has not filed a tax return to date.

Signature

Name: Melissa Lewis-Gentry

Title: President/CEO

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